SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Parkway Properties, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

70159Q104
(CUSIP Number)

Clive Bode Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70159Q104	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,663,397 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,663,397 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,663,397 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO

* The calculation is based on 111,713,277 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of March 17, 2016, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on March 28, 2016.

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CUSIP No. 70159Q104	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,663,397 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,663,397 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,663,397 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO

* The calculation is based on 111,713,277 shares of Common Stock of the Issuer outstanding as of March 17, 2016, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on March 28, 2016.

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CUSIP No. 70159Q104	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,663,397 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,663,397 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,663,397 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

* The calculation is based on 111,713,277 shares of Common Stock of the Issuer outstanding as of March 17, 2016, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on March 28, 2016.

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CUSIP No. 70159Q104	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,663,397 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,663,397 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,663,397 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

* The calculation is based on 111,713,277 shares of Common Stock of the Issuer outstanding as of March 17, 2016, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on March 28, 2016.

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This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed on June 15, 2012, as amended and supplemented by Amendment No. 1 filed on July 2, 2012, Amendment No. 2 filed on August 6, 2012, Amendment No. 3 filed on September 26, 2012, Amendment No. 4 filed on December 10, 2012, Amendment No. 5 filed on December 28, 2012, and Amendment No. 6 filed on March 27, 2014 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), and Messrs. David Bonderman and James G. Coulter with respect to the Common Stock of Parkway Properties, Inc. (the “Issuer”).  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the third paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings, II, L.P., a Delaware limited partnership, which is the general partner of TPG Holdings II Sub, L.P., a Delaware limited partnership, which is the sole member of TPG Capital Advisors, LLC, a Delaware limited liability company, which is the sole member of TPG VI Management, LLC, a Delaware limited liability company and an affiliate of TPG Pantera (“TPG Management”), which directly holds 63,619 shares of Common Stock (the “TPG Management Shares”) received as partial payment of the Monitoring Fee (as defined below) pursuant to the Management Services Agreement (as defined below). Because of the relationship between Group Advisors and TPG Management, Group Advisors may be deemed to beneficially own the TPG Management Shares.”

This Amendment amends and restates the last paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of each of TPG Advisors VI and Group Advisors are listed on Schedules I and II hereto, respectively.”

Item 4. Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following before the penultimate paragraph thereof:

“On April 28, 2016, Cousins Properties Incorporated (“Cousins”), the Issuer, Parkway Properties LP (“Parkway LP”) and Clinic Sub Inc., a wholly owned subsidiary of Cousins (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Issuer will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Cousins.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, immediately following the effective time of the Merger, Cousins will separate the portion of the combined businesses relating to the ownership of real properties in Houston, Texas (the “Houston Business”) from the remainder of the combined businesses (the “Separation”). After the Separation, Cousins will distribute pro rata to its stockholders all of the outstanding voting shares of common stock of an entity (“HoustonCo”) containing the Houston Business.

Voting Agreement

In connection with the Merger Agreement, TPG Management and TPG Pantera (together, the “TPG Parties”) entered into a voting agreement with Cousins (the “Voting Agreement”). The Voting Agreement generally requires, subject to certain exceptions, the TPG Parties to vote all of the shares of Common Stock of the Issuer

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beneficially owned by them and capable of being voted in favor of adoption of the Merger Agreement and certain other matters related to the Merger, and against actions or agreements that would reasonably be expected to result in the failure of a closing condition set forth in the Merger Agreement, alternative acquisitions, any action that would reasonably be expected to materially delay, materially postpone or materially adversely affect the consummation of the transactions contemplated by the Merger or would dilute in any material respect the benefit of such transactions to Cousins or its stockholders.

Cousins Stockholders Agreement

In connection with the Merger Agreement, the TPG Parties entered into a stockholders agreement with Cousins (the “Cousins Stockholders Agreement”) in order to establish various arrangements and restrictions with respect to governance of Cousins, and certain rights with respect to shares of common stock of Cousins owned by TPG Pantera. The effectiveness of Cousins Stockholders Agreement is conditioned on the closing of the Merger.

Pursuant to the terms of Cousins Stockholders Agreement, for so long as TPG Pantera beneficially owns at least 5% of Cousins’ common stock on an as-converted basis, TPG will have the right to nominate one director to the Board of Directors of Cousins. In addition, for so long as TPG Pantera beneficially owns at least 5% of Cousins’ common stock on an as-converted basis, TPG Pantera will have the right to have their nominee to the Board of Directors of Cousins appointed to the Investment and the Compensation, Succession, Nominating, and Governance Committees of the Board of Directors of Cousins.

The Cousins Stockholders Agreement also provides the TPG parties with certain customary registration rights following the closing of the Merger and subjects them to certain standstill obligations.

HoustonCo Stockholders Agreement

In addition, pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, on the closing date of the Merger, HoustonCo will enter into a stockholders agreement with the TPG Parties in order to establish various arrangements and restrictions with respect to governance of HoustonCo and certain rights with respect to common stock of HoustonCo owned by TPG (the “HoustonCo Stockholders Agreement”).

Pursuant to the terms of the HoustonCo Stockholders Agreement, on the closing date of the Merger, HoustonCo shall have a seven member Board of Directors (the “HoustonCo Board”), including two members designated by TPG Pantera. Following closing of the Merger, TPG Pantera will have the right to nominate a specified number of directors to the HoustonCo Board for so long as TPG Pantera beneficially owns at least 2.5% of HoustonCo’s outstanding common stock. TPG Pantera is entitled to nominate to the HoustonCo Board (i) three directors if TPG Pantera’s beneficial ownership is at least 30%, (ii) two directors if TPG Pantera’s beneficial ownership is at least 5%, but less than 30% and (iii) one director if TPG Pantera’s beneficial ownership is at least 2.5% but less than 5%. Each of the foregoing percentages refers to a percentage of HoustonCo’s outstanding common stock.”

This Amendment amends and restates the last paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

“References to and descriptions of the Securities Purchase Agreement, the Series E Articles Supplementary, the Stockholder’s Agreement, the Stockholder’s Agreement Amendment, the Management Services Agreement, the Lock-Up Agreements, the Cousins Stockholders Agreement, the Voting Agreement and the HoustonCo Stockholders Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements or a form thereof, which are attached as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8, Exhibit 9 and Exhibit 10, respectively, and which are incorporated herein by reference.”

Item 5.  Interest in Securities of the Issuer

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This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)–(b) The following disclosure assumes that there are a total of 111,713,277 shares of Common Stock outstanding as of March 17, 2016, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on March 28, 2016.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 23,663,397 shares of Common Stock of the Issuer, which constitutes approximately 21.2% of the Common Stock of the Issuer.”

Item 7. Materials to be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.	Securities Purchase Agreement, dated as of May 3, 2012, by and between Parkway Properties Inc. and TPG VI Pantera Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on May 7, 2012).

3.	Articles Supplementary of the Series E Convertible Cumulative Redeemable Preferred Stock of Parkway Properties Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on June 5, 2012).

4.	Stockholder’s Agreement, dated as of June 5, 2012, by and between Parkway Properties Inc. and TPG VI Pantera Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on June 6, 2012).

5.	Amendment No. 1 to Stockholders Agreement, dated as of December 3, 2012, by and between Parkway Properties Inc. and TPG VI Pantera Holdings, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Parkway Properties Inc. on December 3, 2012).

6.	Management Services Agreement, dated as of June 5, 2012 by and between Parkway Properties Inc. and TPG VI Management, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Parkway Properties Inc. on June 6, 2012).

7.	Form of Lock-Up Agreement, dated December 3, 2012, by and among each of TPG VI Pantera Holdings, L.P. and TPG VI Management, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Wells Fargo Securities, LLC, as representatives of the several underwriters (incorporated by reference to Exhibit 7 to an amendment Schedule 13D filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on December 10, 2012) .

8.	Stockholders Agreement, dated April 28, 2016, by and among Cousins Properties Incorporated, TPG VI Pantera Holdings, L.P. and TPG VI Management, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on April 29, 2016).

9.	Voting Agreement, dated April 29, 2016, by and among Cousins Properties Incorporated, TPG VI Pantera Holdings, L.P. and TPG VI Management, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Parkway Properties Inc. on April 29, 2016).

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10.	Form of Stockholders Agreement, by and among TPG VI Pantera Holdings, L.P., HoustonCo, and, solely for purposes of Article IV and related definitions, TPG VI Management, LLC (incorporated by reference to Exhibit H of Exhibit 2.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on April 29, 2016).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 2016

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Clive Bode
Name: Clive Bode Title: Vice President

TPG Advisors VI, Inc.

By: /s/ Clive Bode
Name: Clive Bode Title: Vice President

David Bonderman

By: /s/ Clive Bode
Name: Clive Bode on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode
Name: Clive Bode on behalf of James G. Coulter (2)

(1)	Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2)	Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

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This Amendment amends and restates Schedule I of the Original Schedule 13D in its entirety as set forth below.

“Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title
David Bonderman	President
James G. Coulter	Senior Vice President
Ken Murphy	Vice President, Treasurer and Director
Clive Bode	Vice President, Secretary, Assistant Treasurer and Director
Joann Harris	Chief Compliance Officer and Assistant Secretary
Steven A. Willmann	Assistant Treasurer
Martin Davidson	Chief Accounting Officer

Schedule II

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title
David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Ken Murphy	Vice President, Treasurer and Director
Clive Bode	Vice President, Secretary, Assistant Treasurer and Director
Joann Harris	Chief Compliance Officer and Assistant Secretary
Steven A. Willmann	Assistant Treasurer
Martin Davidson	Chief Accounting Officer”

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INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.	Securities Purchase Agreement, dated as of May 3, 2012, by and between Parkway Properties Inc. and TPG VI Pantera Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on May 7, 2012).

3.	Articles Supplementary of the Series E Convertible Cumulative Redeemable Preferred Stock of Parkway Properties Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on June 5, 2012).

4.	Stockholder’s Agreement, dated as of June 5, 2012, by and between Parkway Properties Inc. and TPG VI Pantera Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on June 6, 2012).

5.	Amendment No. 1 to Stockholders Agreement, dated as of December 3, 2012, by and between Parkway Properties Inc. and TPG VI Pantera Holdings, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Parkway Properties Inc. on December 3, 2012).

6.	Management Services Agreement, dated as of June 5, 2012 by and between Parkway Properties Inc. and TPG VI Management, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Parkway Properties Inc. on June 6, 2012).

7.	Form of Lock-Up Agreement, dated December 3, 2012, by and among each of TPG VI Pantera Holdings, L.P. and TPG VI Management, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Wells Fargo Securities, LLC, as representatives of the several underwriters (incorporated by reference to Exhibit 7 to an amendment Schedule 13D filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on December 10, 2012) .

8.	Stockholders Agreement, dated April 28, 2016, by and among Cousins Properties Incorporated, TPG VI Pantera Holdings, L.P. and TPG VI Management, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on April 29, 2016).

9.	Voting Agreement, dated April 29, 2016, by and among Cousins Properties Incorporated, TPG VI Pantera Holdings, L.P. and TPG VI Management, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Parkway Properties Inc. on April 29, 2016).

10.	Form of Stockholders Agreement, by and among TPG VI Pantera Holdings, L.P., HoustonCo, and, solely for purposes of Article IV and related definitions, TPG VI Management, LLC (incorporated by reference to Exhibit H of Exhibit 2.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on April 29, 2016).

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